DOHERTY                                     3500 Fifth Street Towers
RUMBLE                                      150 South Fifth Street
& BUTLER                                    Minneapolis, Minnesota 55402-4235
Professional Association                    Telephone  (612) 340-5555
                                            Fax  (612) 340-5584


                                                     Reply to Minneapolis office


                                November 12, 1996



VIA TELEFAX
HARD COPY VIA FEDERAL EXPRESS


Mr. William Underhill
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

         Re:    Beverage International Group, Ltd. (the "Company")
                Form 8-A (filed electronically September 25, 1996) ("Form 8-A") Accession Number: 0000897101-96-000820

Dear Mr. Underhill:

         On behalf of the Company, we respectfully request that the Form 8-A filed electronically with the Securities and Exchange Commission on September 25, 1996, be withdrawn from consideration. The withdrawal is required due to the delay in effectiveness of the Company's registration statement due to changes in the market and a change in the offering. It is our understanding that this letter of notification will suffice as a withdrawal so as to prevent the Form 8-A from going effective.

         We understand that the Company must file a new Form 8-A in connection with the effectiveness of its Registration Statement on Form 5B-2 (SEC File No. 33-99974-10) which will become effective subsequent to November 24, 1996. If there is anything further to be done in order to effectively withdraw the Form 8-A currently on file, please contact the undersigned at 612-340-5572.

                                                  Sincerely,


                                                  Stephen J. Dietrich